Exhibit 99.1

TD Bank Financial Group Announces Expected Gain in the Fourth Quarter of
2007 Related to Visa Restructuring

     TORONTO, October 3, 2007 - TD Bank Financial Group (TDBFG or "the Bank")
announced it expects to record a gain in the fourth quarter ending October 31,
2007, reflecting the estimated value of the shares it received in Visa Inc., a result of TDBFG exchanging its membership interest in Visa Canada Association.
Visa Inc. is the result of the global restructuring of Visa USA Inc., Visa
Canada Association, and Visa International Service Association, which closed earlier today.

     Accounting standards require the recognition of a gain at the restructuring date. An independent valuation of the Bank's shares in Visa Inc.
is underway to determine the amount of the gain and is expected to be completed before the release of TDBFG's fourth quarter and fiscal 2007 results on November 29, 2007.

     About TD Bank Financial Group

     The Toronto-Dominion Bank and its subsidiaries are collectively known as
TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD
Banknorth; and Wholesale Banking, including TD Securities. TD Bank Financial
Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had
CDN$404 billion in assets, as of July 31, 2007. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD", as well as on the Tokyo Stock Exchange.

For further information: Tim Thompson, Investor Relations, (416) 982-6346;
Simon Townsend, Corporate Communications, (416) 944-7161